Exhibit 99.1

March 14, 2013

MAXCOM ANNOUNCES EARLY PARTICIPATION RESULTS OF EXCHANGE OFFER

Mexico City, Mexico, March 14, 2013 (NYSE: MXT, BMV: MAXCOM.CPO) — Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom” or the “Company”) announced today that the exchange agent in the exchange offer (the “Exchange Offer”) for any and all of the Company’s outstanding 11% Senior Notes due 2014 (the “Old Notes”) for its new Step-Up Senior Notes due 2020 (the “New Notes”) has advised the Company that as of 5:00 p.m., New York City Time, on March 13, 2013, approximately US$120,172,000, or 60.09%, of the Old Notes had been validly tendered and not withdrawn in the Exchange Offer.

The concurrent equity tender offer for Maxcom’s Series A Common Stock and related CPOs and ADSs (the “Equity Tender Offer”) by the purchaser and the other co-bidders named in the Equity Tender Offer documents, and the binding obligation of the purchaser in connection with the Equity Tender Offer to make a capital contribution to Maxcom, which will be in the amount of approximately US$45 million, are conditioned upon, among other things, an exchange of at least 90% of the Old Notes in the Exchange Offer.  If this condition is not met, Maxcom will not receive the capital contribution proposed by the purchaser.

If the Exchange Offer is not consummated and as a result the Equity Tender Offer is not consummated and the capital contribution to Maxcom is not made by the purchaser, Maxcom believes there is a significant risk to its operational and financial viability due to, among other factors:

•                  the Company’s low and deteriorating cash balances and liquidity ratios,

•                  the Company’s ability to meet its debt service obligations under the Old Notes may be at risk,

•                  a statement by one of the rating agencies that if the Exchange Offer is not consummated, the Company’s credit rating could potentially be downgraded by more than one notch, and

•                  the Company will not have the ability to make necessary investments in technology, infrastructure and maintenance of its network.

If the Company is unable to consummate the Exchange Offer and secure additional capital and liquidity offered by the purchaser in connection with the Equity Tender Offer, then the Company will have to evaluate other alternatives available to it under law to conserve its cash and restructure its debt obligations including, but not limited to, debt forgiveness, an extension of maturity, and a lower coupon.

Maxcom recognizes the benefits to the Company of the proposed capital contribution by the purchaser in connection with the Equity Tender Offer that is conditioned on the successful completion of the Exchange Offer.  Based on the foregoing, Maxcom announced today that it has extended the early participation period in the Exchange Offer to 5:00 p.m., New York City time, on March 27, 2013, the expiration date of the Exchange Offer. All Old Notes validly tendered by the expiration date of the Exchange Offer will receive the early participation consideration.

The complete terms and conditions of the Exchange Offer and consent solicitation are described in the Offering Memorandum and Consent Solicitation Statement, copies of which may be obtained by eligible holders of the Old Notes by contacting D.F. King & Co., Inc., the information agent for the Exchange Offer and consent solicitation, at (800) 967-4607 (toll free).

The New Notes have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements, and will therefore be subject to substantial restrictions on transfer.

The Exchange Offer is being made, and the New Notes are being offered and issued, only to registered holders of Old Notes (i) in the United States who are “qualified institutional buyers,” as that term is defined in Rule 144A under the Securities Act and (ii) outside the United States and are persons who are not “U.S. persons,” as that term is defined in Rule 902 under the Securities Act.

This announcement is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy the New Notes nor an offer to purchase Old Notes nor a solicitation of consents.  The Exchange Offer and consent solicitation is being made solely by means of the Offering Memorandum and Consent Solicitation Statement and Letter of Transmittal.

About Maxcom

Maxcom Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, paid TV and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacan, San Luis, and Queretaro, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of Maxcom and has not been reviewed by the Mexican National Banking and Securities Commission (the “CNBV”) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of Maxcom’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.

For more information contact:

Manuel S. Pérez

Mexico City, Mexico

(52 55) 4770-1170

manuel.perez@maxcom.com

This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statement in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The Company disclaims, however, any intent or obligation to update these forward-looking statements.